

August 24, 2022

Sue Horvath
Vice President & Chief Financial Officer
Panbela Therapeutics, Inc.
712 Vista Blvd, Suite 305
Waconia, MN 55387

> **Re: Panbela Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 19, 2022**
> **File No. 333-267000**

Dear Ms. Horvath:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Morgan Burns, Esq.